April 13, 2010

Mail Stop 4720

Robert C. Bishop, Ph.D.
Chairman and Chief Executive Officer
AutoImmune Inc.
1199 Madia Street
Pasadena, CA 91103

> **Re:** **AutoImmune Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2010**
> **File No. 000-20948**
> **PRER 14A**
> **Filed April 12, 2010**
> **File No. 000-20948**

Dear Dr. Bishop:

This letter is to advise you that we have now completed our review of the above proxy statement. We have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director